

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 2, 2011

<u>Via E-mail</u>
Bradley Rosen
President
Oraco Resources, Inc.
605 West Knox Road, Suite 102
Tempe, AZ 85284

> **Re:** **Oraco Resources, Inc.**
> **Form 8-K**
> **Filed May 23, 2011**
> **File No. 333-167607**
> **Annual Report on Form 10-K/A for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 7, 2011**
> **File No. 333-167607**

Dear Mr. Rosen:

We issued comments to you on the above captioned filings on June 24, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by August 12, 2011 addressing these outstanding comments.

If you do not respond to the outstanding comments by August 12, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Dale Welcome, staff accountant, at 202-551-3865 or Anne McConnell, staff accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, financial analyst, at 202-551-3746 or Dietrich King, staff attorney, at 202-551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Pamela A. Long
Assistant Director

cc: Jennifer Trowbridge, Esq. (Via E-mail)
        Stoecklein Law Group